Introducing Accretive Health’s New Long-Term Incentive Program June 29, 2016 Exhibit 99.1

Additional Information and Where to Find It   The Stock Option Exchange Program described in this communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.   In connection with the proposal to be voted on by the Company’s stockholders to approve the Stock Option Exchange Program discussed in this communication, the Company will file a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.   The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Accretive Health, Inc., Attention: Office of Investor Relations, 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

Provide some background on the need for changes to our long-term incentive program Describe the design and decision-making process that was followed in making program changes Review the benefits of the new long-term incentive program Discuss the high-level features of the new program Review next steps and timing Today’s Objective

The organization has undergone significant challenges relating to: Stock price decline Reduced 2015 bonus payments Changes in management In order to meet our aggressive growth strategy it is important that we retain key talent with industry knowledge and functional expertise Senior leadership along with support from the Compensation Committee determined that there was a need to improve the long-term incentives available to director level employees and above Situational Analysis

A group of senior leaders across the organization and across functions consulted with the Compensation Committee and its external executive compensation expert to review the current long-term incentive (LTI) program and outstanding grants to establish alignment with: Business strategy Shareholder interests Best/market practices Need to attract and retain talent An extensive review of market practice among peer companies was conducted, as well as in-depth discussions with senior leaders about the best way to attract, retain and motivate employees Our proposal to substantially improve the existing LTI program was approved by the Board of Directors Our Design Process

Competitive: The LTI program is designed to ensure that our total compensation package (base salary, bonus and LTI) is competitive when compared to the market for similar roles at companies in our peer group Focus: The program is designed to focus our key resources on achieving the goals that will support the business strategy and assure the long-term success of the company Alignment: The LTI program is designed to align leaders (director level employees and above) with the long-term interests of shareholders—as we increase the value of the company, the value of the stock price should also rise Retention: The program is also intended to be the key compensation vehicle to attract and retain high performers over the long term The Value of the New Long Term Incentive (LTI) Program

The program will be compromised of three components: A one time offer of a value-for-value exchange (i.e., a fair value swap) of current outstanding underwater options (subject to potential limited exclusions) for new options having a new 10 year term and subject to annual vesting over a 2 year vesting period Front-loaded LTI grants for 2016 and 2017 A separate pool of equity to address specific employee situations Grants under the new LTI program (not including the fair value swap offer) will vary by level and by type: Performance-vested shares will be earned based on achieving pre-established goals set by the Board. There is a minimum level of performance that must be achieved to earn any shares – this is the threshold level. For example, if performance is below the threshold, no shares will be earned; however, if performance exceeds target performance than the share grant can be up to 150% of target New Program Features Employee Level Mix Vesting SVPs and above 50% time-vested stock options 50% performance-vested shares Performance-vested shares will: Vest over 3 years Time-vested awards will: Vest over 4 years VPs 37.5% time-vested stock options 37.5% performance-vested shares 25% time-vested shares Directors 33.3% time-vested stock options 33.3% performance-vested shares 33.3% time-vested shares Threshold Target Maximum 50% 100% 150%

Equity targets for the front-loaded 2016 and 2017 LTI grant will be based on current targets. 2018 LTI participation and grant targets will be decided in the future by the Compensation Committee Program eligibility for new hires in 2016 and 2017 will be on a pro-rata basis beginning May 2016 (i.e., the regularly scheduled annual grant date) For example, if an employee is hired in May 2016 their front-loaded grant award would be based on 24 months, and an employee hired in August 2017 would be based on 10 months (assuming the next scheduled grant date is May 2018 ) New Program Features (cont.) Employee Level 2016/17 LTI Target SVPs/VPs 30% of base salary Directors 20% of base salary

The company will make a preliminary proxy filing with SEC including necessary disclosures and requested approvals to prepare for the tender offer for the value-for-value options exchange and to refill the available pool of shares in our 2010 Stock Incentive Plan On or around July 29, your manager will provide you information regarding your anticipated individual grant award, including the following: The details of the calculation of your 2016/17 award Metrics for the performance-vested shares to be earned for threshold, target and maximum performance At the annual shareholder meeting, planned for later this year, the company will make a request to shareholders (i) to refill the available pool of shares for use by the company for the new LTI program, and (ii) approve the value-for-value exchange If the company receives shareholder approval, you will receive your actual LTI grant award; and, the value-for-value exchange will be completed soon thereafter Implementation Schedule

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